Grand Distribution Services, LLC ♦ 803 West Michigan Street ♦ Milwaukee, WI 53233

December 28, 2010

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:           Investment Managers Series Trust – 361° Absolute Alpha Fund
Request for Acceleration

Dear Mr. Ganley:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 121 under the Securities Act and Post-Effective Amendment No. 126 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 29, 2010 be accelerated to December 30, 2010.

Very truly yours,
GRAND DISTRIBUTION SERVICES, LLC

By: /s/ Robert J. Tuszynski
Name  Robert J. Tuszynski
Title  President